KGHM POLSKA MIEDŹ S.A.

Exemption number 82 4639

RECEIVED
2009 JUN 24 A 1:35

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

09046390

Lubin, 19 June 2009
NI/ 31 /2009

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Re: Database verification

Dear Sir/Madam,
Please find below the current list of contact persons for KGHM Polska Miedź S.A.:

Primary Point of Contact:
Mr. Leszek Mierzwa
Executive Director for Equity Supervision and Investor Relations
Tel: +48 76 7478 130
Fax: +48 76 7478 139

Management Board:

Acting President of the Management Board:
Mr. Herbert Wirth
tel: +48 76 7478 301
fax: +48 76 7478 505

Vice President of the Management Board:
Mr. Maciej Tybura

Preferred mailing address to all persons listed above:
KGHM Polska Miedź S.A.
ul. M. Skłodowskiej-Curie 48
59-301 Lubin
Poland

Sincerely,

WICEPREZES ZARZĄDU
Maciej Tybura

Pełniący obowiązki
PREZESA ZARZĄDU
Herbert Wirth

6/24

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	17 June 2009	*No of sheets:*	*1*

Current report 28/2009

The Management Board of KGHM Polska Miedź S.A. announces that at the Ordinary General Meeting of KGHM Polska Miedź S.A which was held on 16 June 2009, the following shareholders held a number of shares granting at least 5% of the number of votes at the meeting:
- the State Treasury – number of votes 83 567 521, representing 86.28% of the number of votes participating in the Ordinary General Meeting and 41.78% of the total number of votes,
- COMMERCIAL UNION OFE BPH CU WBK - number of votes 5 000 000, representing 5.16% of the number of votes participating in the Ordinary General Meeting and 2.50% of the total number of votes.

The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All shares are in bearer form. The maximum number of voting rights arising from the issued shares amounts to 200 000 000.

Legal basis: art. 70 point 3 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws from 2005 No. 184, item 1539 with subsequent amendments)

RECEIVED 2009 JUN 24 A 11:44

WICEPREZES ZARZĄDU
Maciej Tybura

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Leszek Mierzwa

The report is available on the website of the Company: www.kghm.pl

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	15 June 2009	No of sheets:	1

Current report 24/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 15 June 2009, prior to the meeting of the Supervisory Board of the Company, President of the Management Board Mirosław Krutin submitted to the Chairman of the Supervisory Board a statement in which he announced that he will not be a candidate for the position of next-term President of the Management Board of the Company. The decision is dictated by personal reasons.

Legal basis: § 5 sec. 1 point 21 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

RECEIVED

The report is available on the website of the Company: www.kghm.pl

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 747 81 39
E-mail:			
Date:	15 June 2009	No of sheets:	1

Current report 25/2009

The Management Board of KGHM Polska Miedź S.A. announces that on 15 June 2009 the Supervisory Board of the Company resolved that the next-term (VIIth term) Management Board of KGHM Polska Miedź S.A. shall be comprised of two Members, and has appointed the following individuals:
Herbert Wirth – granting him the responsibilities of the President of the Management Board of KGHM Polska Miedź S.A. until the resolution on appointment of the President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term comes into force, and
Maciej Tybura – granting him the function of Vice President of the Management Board of KGHM Polska Miedź S.A.

The resolutions on the appointment of the Members of the Management Board of KGHM Polska Miedź S.A. for the VIIth term come into force upon the conclusion of the Ordinary General Meeting approving the financial statements for financial year 2008.

Mr. Herbert Wirth has fulfilled the function of I Vice President of the Management Board and Mr. Maciej Tybura the function of Vice President of the Management Board in the VIth term Management Board since 23 April 2008.

Simultaneously, the Supervisory Board of KGHM Polska Miedź S.A. resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

The report is available on the website of the Company: www.kghm.pl

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	16 June 2009	*No of sheets:*	*1*

Current report 26/2009

The Management Board of KGHM Polska Miedź S.A. hereby announces that on 16 June 2009, the Ordinary General Meeting of KGHM Polska Miedź S.A., as a result of the appropriation of profit for financial year 2008, allocated PLN 2 336 000 000.00 as a shareholders dividend, representing PLN 11.68 per share.

The General Meeting set the following dates:
- right to dividend date: 16 July 2009,
- dividend payment dates:
6 August 2009 in the amount of PLN 1 432 000 000.00, i.e. PLN 7.16 per share,
6 November 2009 in the amount of PLN 904 000 000.00, i.e. PLN 4.52 per share.

All of the shares of KGHM Polska Miedź S.A., i.e. 200 000 000, are covered by the dividend.

Legal basis: § 38 sec. 2 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Maciej Tybura

The report is available on the website of the Company: www.kghm.pl

ΜW

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	16 June 2009	*No of sheets:*	*14*

Current report 27/2009

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Ordinary General Meeting on 16 June 2009:

Resolution No. 1 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: election of the Chairman of the Ordinary General Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin and § 5 section 3 of the Regulations of the General Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved:

I. Andrzej Leganowicz is hereby elected as Chairman of the Ordinary General Meeting.

II. This resolution comes into force on the date it is taken.

Resolution No. 2 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: acceptance of the agenda of the Ordinary General Meeting.

The Ordinary General Meeting of KGHM Polska Miedź S.A. resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Ordinary General Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 25 May 2009, No. 100/2009, item 6549.

II. This resolution comes into force on the date it is taken.

Resolution No. 3 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

MS

Exemption number: 82 4639

regarding: approval of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 49 section 1 and art. 53 section 1 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A. of the Report, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Report of the Management Board on the Activities of KGHM Polska Miedź S.A. in financial year 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 4 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the Financial Statements of the Company for financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 1 of the Commercial Partnerships and Companies Code in connection with art. 53 section 1 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and on the basis of § 29 section 1 point 1) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A.of the financial statements, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Financial Statements of KGHM Polska Miedź S.A. for financial year 2008, consisting of:

- the balance sheet at 31 December 2008, which shows total assets and liabilities of PLN **13 900 563 856.41** [PLN **13 900 564 thousand**],

- the income statement for the period from 1 January to 31 December 2008, which shows a profit for the period of PLN **2 920 378 381.04** [PLN **2 920 378 thousand**],

- the statement of changes in equity which shows equity at 31 December 2008 in the amount of PLN **10 591 291 717.71** [PLN **10 591 292 thousand**], and an increase in equity for the period from 1 January to 31 December 2008 in the amount of PLN **1 625 342 928.71** [PLN **1 625 343 thousand**],

- the cash flow statement, which shows a decrease in net cash flow for the period from 1 January to 31 December 2008 of PLN **781 628 377.21** [PLN **781 628 thousand**], and cash and cash equivalents at 31 December 2008 of PLN **1 793 580 156.82** [PLN **1 793 580 thousand**],

- accounting policy and other explanatory information to the financial statements.

II. This resolution comes into force on the date it is taken.

Resolution No. 5 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: the appropriation of Company profit for financial year 2008 and setting right to dividend date and dividend payment dates.

On the basis of art. 395 § 2 point 2 and art. 348 § 3 of the Commercial Partnerships and Companies Code and based on § 29 section 1 point 2 and § 35 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

NW

I. Following review of the proposal of the Management Board regarding appropriation of profit for financial year 2008, the General Meeting hereby resolves that:

the profit of KGHM Polska Miedź S.A. for financial year 2008 in the amount of PLN **2 920 378 381.04** or two billion, nine hundred twenty million, three hundred seventy-eight thousand, three hundred and eighty-one and four one-hundredths PLN, shall be appropriated in the following manner:

- as a shareholders dividend **PLN 2 336 000 000.00**, representing **PLN 11.68** per share,
- to reserve capital of the Company **PLN 584 378 381.04**.

II. The General Meeting hereby sets the following dates:
- right to dividend date: **16 July 2009**,
- dividend payment dates: **6 August 2009** - in the amount of PLN 1 432 000 000.00, i.e. **PLN 7.16** per share, and **6 November 2009** - in the amount of PLN 904 000 000.00, i.e. **PLN 4.52** per share.

III. This resolution comes into force on the date it is taken.

Resolution No. 6 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Marek Fusiński, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 1 January 2008 to 23 April 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 7 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Stanisław Kot, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 1 January 2008 to 23 April 2008.

II. This resolution comes into force on the date it is taken.

MW

Exemption number: 82 4639

Resolution No. 8 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Mirosław Krutin, Member of the Management Board, who fulfilled the function of President of the Management Board of the Company during the period from 23 April 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 9 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties of Ireneusz Reszczyński, member of the Management Board, in financial year 2008 during the period:
- from 1 January 2008 to 17 January 2008 when he fulfilled the function of the I Vice President of the Management Board of the Company,
- from 17 January 2008 to 23 April 2008 when he fulfilled the function of the acting President of the Management Board of the Company.

II. This resolution comes into force on the date it is taken.

Resolution No. 10 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Maciej Tybura, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 23 April 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

Resolution No. 11 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Management Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A. hereby approves of the performance of duties in financial year 2008 of Herbert Wirth, Member of the Management Board, who fulfilled the function of Vice President of the Management Board of the Company during the period from 23 April 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 12 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Józef Czyczerski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 13 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marcin Dyl – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 14 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

NW

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Leszek Hajdacki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 15 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Leszek Jakubów – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 16 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Arkadiusz Kawecki – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 17 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

NW

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Jacek Kuciński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 18 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Ryszard Kurek – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 19 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Anna Mańk – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which she fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 20 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

NW

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Remigiusz Nowakowski – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period n which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 21 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marek Panfil – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 22 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Stanisław Andrzej Potycz – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 23 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marcin Ślęzak – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 13 February 2008.

II. This resolution comes into force on the date it is taken.

MW

Exemption number: 82 4639

Resolution No. 24 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marek Trawiński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 25 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Marzenna Weresa – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which she fulfilled this function from 14 February 2008 to 31 December 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 26 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the performance of duties of a member of the Supervisory Board of the Company in financial year 2008.

On the basis of art. 393 point 1 and art. 395 § 2 point 3 of the Commercial Partnerships and Companies Code and § 29 section 1 point 3) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, the following is resolved:

I. The Ordinary General Meeting of KGHM Polska Miedź S.A hereby approves of the performance of duties of Jerzy Żyżyński – a member of the Supervisory Board of KGHM Polska Miedź S.A. in financial year 2008 during the period in which he fulfilled this function from 1 January 2008 to 14 February 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 27 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

MF

Exemption number: 82 4639

regarding: approval of the Report of the Management Board of the Parent Entity on the Activities of the KGHM Polska Miedź S.A. Group in financial year 2008.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 55 sec. 2 and art. 63c section 4 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no. 76, item 694 with later changes) and § 29 section 1 point 1 of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, and with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A. of the Report, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Report of the Management Board of the Parent Entity on the Activities of the KGHM Polska Miedź S.A. Group in the financial year 2008.

II. This resolution comes into force on the date it is taken.

Resolution No. 28 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: approval of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008.

On the basis of art. 395 § 5 of the Commercial Partnerships and Companies Code in connection with art. 63c section 4 of the Accounting Act of 29 September 1994 (i.e. Journal of Laws of 2002, no.76, item 694 with later changes) and on the basis of § 29 section 1 point 1) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered office in Lubin, with due regard being given to the results of the evaluation by the Supervisory Board of KGHM Polska Miedź S.A. of the Consolidated Financial Statements, the following is resolved:

I. Following its review, the Ordinary General Meeting of KGHM Polska Miedź S.A. approves of the Consolidated Financial Statements of the KGHM Polska Miedź S.A. Group for financial year 2008 consisting of:

- the balance sheet at 31 December 2008 which shows total assets and liabilities of **PLN 15 000 105 thousand**,

- the income statement for the period from 1 January to 31 December 2008, showing a profit for the period of **PLN 2 765 866 thousand**,

- the statement of changes in equity, which shows equity at 31 December 2008 in the amount of **PLN 10 982 865 thousand**, and an increase in equity in the period from 1 January to 31 December 2008 of **PLN 1 481 256 thousand**,

- the cash flow statement, which shows a decrease in net cash flow for the period from 1 January to 31 December 2008 – of **PLN 786 762 thousand**, and cash and cash equivalents at 31 December 2008 of **PLN 2 065 763 thousand**,

- accounting policy and other explanatory information to the consolidated financial statements.

II. This resolution comes into force on the date it is taken.

Resolution No. 29 / 2009
of the Ordinary General Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 16 June 2009

regarding: changes in the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin

MS

On the basis of art. 430 § 1 of the Commercial Partnerships and Companies Code and § 29 sec. 1 point 5) of the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin, in order to adapt the Statutes of KGHM Polska Miedź Spółka Akcyjna with its registered head office in Lubin to the changes in the Commercial Partnerships and Companies Code and – in respect of the subject of Company activities - to the Decree of the Council of Ministers dated 24 December 2007 respecting the Polish Classification of Activities (PKD), the Ordinary General Meeting of KGHM Polska Miedź S.A. – refraining from carrying out significant changes in respect of the subject of Company activities, as described in art. 416 § 1 of the Commercial Partnerships and Companies Code – hereby resolves the following:

I. The Statutes of the Company are amended in the following way:

1. In § 4 sec. 1 is given the following wording:
„The Company shall operate on the basis of the Commercial Partnerships and Companies Code and the law dated 30 August 1996 on commercialization and privatisation (unified text: Journal of Laws from 2002 No. 171 item 1397, with later amendments), hereinafter referred to as the Act, as well as on other applicable regulations".

2. In § 6 sec. 1 is given the following wording:
1.„The following are the subject of the Company's activities::
1) Mining of other non-ferrous metals ore (07.29.Z),
2) Excavation of gravel and sand; excavation of clay and kaolin (08.12.Z),
3) Excavation of salt (08.93.Z),
4) Production of technical gases (20.11.Z),
5) Production of other primary inorganic chemicals (20.13.Z),
6) Production of precious metals (24.41.Z),
7) Production of lead, zinc and tin (24.43.Z),
8) Production of copper (24.44.Z),
9) Production of other non-ferrous metals (24.45.Z),
10) Casting of copper and copper alloys (24.54.A),
11) Casting of other non-ferrous metals, if not elsewhere classified (24.54.B),
12) Forging, pressing, stamping and roll forming of metal: powder metallurgy (25.50.Z),
13) Repair and conservation of machinery (33.12.Z),
14) Repair and conservation of electrical equipment (33.14.Z),
15) Installation of industrial machinery, equipment and fittings (33.20.Z),
16) Generation of electricity (35.11.Z),
17) Transmission of electricity (35.12.Z),
18) Distribution of electricity (35.13.Z),
19) Trade in electricity (35.14.Z),
20) Manufacture of gaseous fuels (35.21.Z),
21) Distribution of gaseous fuels through mains (35.22.Z),
22) Trade of gaseous fuels through mains (35.23.Z),
23) Generation and supply of steam, hot water and air for air conditioners (35.30.Z),
24) Collection, purification and distribution of water (36.00.Z),
25) Discharge and treatment of waste (37.00.Z),
26) Collection of non-hazardous waste (38.11.Z),
27) Collection of hazardous waste (38.12.Z),
28) Treatment and removal of non-hazardous waste (38.21.Z),
29) Treatment and purification of hazardous waste (38.22.Z),
30) Disassembly of used products (38.31.Z),
31) Recovery of raw materials from aggregate (38.32.Z),
32) Activities related to recultivation, and other service activities related to waste management (39.00.Z),
33) Installation of electrical equipment (43.21.Z),
34) Activities of agents selling fuels, ores, metals and industrial chemicals (46.12.Z),
35) Wholesale sales of metals and metal ores (46.72.Z),
36) Wholesale sales of chemical products (46.75.Z),
37) Wholesale sales of waste and scrap (46.77.Z),
38) Retail sales of automotive fuel at fueling stations (47.30.Z),
39) Retail sales through mailing houses or the Internet (47.91.Z),

MS

40) Other retail sales apart from network stores, stalls and open-air markets (47.99.Z),
41) Ground transport of passengers, urband and non-urban (49.31.Z),
42) Warehousing and preservation of other goods (52.10.B),
43) Overnight tourist facilities and short-term quatering venues (55.20.Z),
44) Other gastronomic-related service activities (56.29.Z),
45) Cable-based telecom activities (61.10.Z),
46) Other telecom activities (61.90.Z),
47) Activities related to software (62.01.Z),
48) Activities related to managing IT equipment (62.03.Z),
49) Other services related to computers and information technology (62.09.Z),
50) Data processing; management of Internet sites (hosting) and related activities (63.11.Z),
51) Internet portal activities (63.12.Z),
52) Financial holding activities (64.20.Z),
53) Financial leasing (64.91.Z),
54) Other forms of granting credit (64.92.Z),
55) Other financial service activities, if not elsewhere classified, except for insurance and pension funds (64.99.Z),
56) Personal purchase and sale of real estate (68.10.Z),
57) Rental and management of personally-owned or leased real estate (68.20.Z),
58) Accounting; tax consulting (69.20.Z),
59) Head office and holding activities, except for financial holdings (70.10.Z),
60) Other business and management consulting (70.22.Z),
61) Engineering and related technical consulting (71.12.Z),
62) Scientific research and development work related to other natural and technical science (72.19.Z),
63) Rental and lease of office equipment and machinery, including computers (77.33.Z),
64) Rental and lease of other machinery, equipment and material goods, if not elsewhere classified (77.39.Z),
65) Security activities related to the servicing of security systems (80.20.Z),
66) Fire prevention (84.25.Z),
67) Other non-school forms of education, if not elsewhere classified (85.59.B),
68) Farming of other than perrenial plants (01.19.Z),
69) Farming of other perrenial plants (01.29.Z),
70) Forestry and related activities, excluding the harvesting of forest products (02.10.Z),
71) Collecting wood (02.20.Z),
72) Collecting wild forest products, excluding wood (02.30.Z),
73) Service activities related to forestry (02.40.Z)".

3. Paragraph 9 is given the following wording:

1. „All Company shares are bearer shares.
2. The transformation of bearer shares into registered shares is not allowed".

4. Paragraph 10 is given the following wording:

1. „The shares of the Company may be redeemed with the permission of the shareholder through their purchase by the Company (voluntary redemption). Redemption may not be carried out more than once per financial year.
2. The Resolution of the General Meeting on the redemption of shares should describe in detail the legal basis for redemption, the amount of compensation to be paid to the shareholder for the redeemed shares or the justification for redeeming shares without compensation, and the way in which the share capital will be decreased.
3. The Resolution on the redemption of shares may be preceded by an agreement with the shareholder whose shares are to be redeemed. The agreement shall set forth the number of shares to be redeemed and the price for which the shares are to be purchased. The validity of the agreement shall depend on the passage of a resolution by the General Meeting".

5. In § 12 sec. 4 is removed, and sec. 6 is given the following wording:
„The mandate of members of the Management Board shall expire no later than the date the General Meeting accepts the financial statements of the Company for the most recent full financial year in which they served as a member of the Management Board".

MW

6. Paragraph 14 is given the following wording:

1.„Two members of the Management Board acting jointly, or one member of the Management Board acting with the procurist, are authorised to submit declarations on behalf of the Company.

2.If the Management Board consists of one member, such member shall be authorised to submit declarations on behalf of the Company".

7. Paragraph 15 is given the following wording:

1.„In a contract between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting.

2.In a dispute between the Company and a member of the Management Board, the Company shall be represented by the Supervisory Board or by a plenipotentiary appointed by resolution of the General Meeting."

8. In § 16 sec. 8 is given the following wording:

„A Member of the Supervisory Board should present to the Management Board of the Company information respecting his connections, of an economic, family or other nature which could have an impact on his position, with a shareholder in the possession of shares representing at least 5 % of the number of votes at the General Meeting. This information shall be presented following appointment of the member of the Supervisory Board, as well as during his tenure, should any change to these circumstances occur".

9. In § 22 sec. 3, 4 and 5 are removed and sec. 2 is given the following wording:

2. „An Ordinary General Meeting shall be convened within 6 months of the end of each financial year.
3. removed
4. removed
5. removed"

10. In § 23 sec. 4 is removed and sec. 2 and 3 are given the following wording:

2. "The items on the agenda shall be determined by the Management Board, subject to any exceptions provided for by law.
3. The Supervisory Board and shareholders representing at least 1/20 of the share capital may request the inclusion of certain items on the agenda at the next General Meeting.
4. removed"

11. In § 25, sec. 3 is removed.

12. In § 27 sec. 2 is given the following wording:

„A resolution on a significant change in the scope of the Company's activity shall be adopted by open roll call voting and announced".

13. In § 33 sec. 2 is given the following wording:

„The Company may create and dissolve other special funds, at the beginning of, and during, the financial year on the basis of a resolution of the General Meeting".

14. Paragraph 36 is given the following wording:

„The Company shall place its announcements on the Company's website as well as in publications required by law".

II. The Supervisory Board of the Company is authorised to establish a uniform text for the Statutes reflecting the above changes.

III. This Resolution comes into force on the date it is taken, with effect from the date of registration by the National Court Register.

MW

Exemption number: 82 4639

Following votings, the resolutions regarding approval of the performance of duties of member of the Management Board Dariusz Kaśków and of member of the Management Board Krzysztof Skóra in financial year 2008 were not passed.

Objections were raised to Resolution No. 5/2009.

Legal basis: § 38 sec. 1 point 5 of the Decree of the Minister of Finance dated 19 February 2009 regarding current and periodic information published by issuers of securities and conditions for recognising as equivalent information required by the laws of a non-member state (Journal of Laws from 2009 No. 33, item 259)

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

MJ